Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company, CLP&C and Guangzhou Xinyue (each as a Limited Partner) intend to enter into the Partnership Agreement with Guangzhou Jinhui (as the General Partner) by 30 September 2020 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB2,000,000,000, of which RMB1,500,000,000 shall be contributed by the Company. China Life Jinshi will serve as the manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLP&C and China Life Jinshi is a connected person of the Company. Guangzhou Jinhui is a wholly-owned subsidiary of China Life Jinshi, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Jinshi, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company, CLP&C and Guangzhou Xinyue (each as a Limited Partner) intend to enter into the Partnership Agreement with Guangzhou Jinhui (as the General Partner) by 30 September 2020 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB2,000,000,000, of which RMB1,500,000,000 shall be contributed by the Company. China Life Jinshi will serve as the manager of the Partnership.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and Managing Partner: Guangzhou Jinhui

•	Limited Partners: the Company, CLP&C and Guangzhou Xinyue

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB2,000,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage

Guangzhou Jinhui	General Partner	RMB10,000,000	0.5%

The Company	Limited Partner	RMB1,500,000,000	75%

CLP&C	Limited Partner	RMB489,000,000	24.45%

Guangzhou Xinyue	Limited Partner	RMB1,000,000	0.05%

All partners shall make their capital contribution by instalment according to the requirements specified in the demand note issued by the General Partner for payment of the capital contribution. In respect of each instalment of the capital contribution, the partners shall make payment within 10 business days from the date on which the demand note for payment of the capital contribution is served. The initial payment of each of the partners shall, in principle, not be higher than 20% of its total capital contribution.

The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Term of the Partnership

The Partnership shall have a term of six years from the date of its establishment (i.e. the date on which its business license is issued). The period of three years from the date of completion of initial payment by all partners shall be the investment period of the Partnership, and the period of three years from the expiry date of the investment period shall be the exit period of the Partnership. If the Partnership has not completed its exit from investment projects before the expiry of the investment period, the term of the Partnership may be extended for one year, subject to the approval of the investment advisory committee.

Management

Guangzhou Jinhui, the General Partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. China Life Jinshi will serve as the manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the manager in relation to such services each year, which shall be shared by all the Limited Partners in proportion to their respective capital contributions. During the investment period of the Partnership, the annual management fee charged by the manager of the Partnership shall be 1% of the capital contribution of the Limited Partners. During the exit period of the Partnership, the annual management fee charged by the manager of the Partnership shall be 0.5% of the remaining investment amount of the Limited Partners in the Partnership. No management fee shall be charged for the extended period of the Partnership.

The Partnership shall establish an investment advisory committee comprising not more than five members in principle. Each of the Limited Partners, whose capital contribution represents 10% or more of the total capital contribution by all partners of the Partnership, shall have the right to appoint one member, and the General Partner may also invite other persons to join the investment advisory committee. The main duties and responsibilities of the investment advisory committee include: (a) dealing with any matters involving conflicts of interest and related party transactions, (b) considering any decisions with respect to the distribution of non-cash assets, (c) granting an exemption to the Partnership from complying with investment restrictions to the extent permitted by applicable laws and regulations, (d) considering any single project with an investment amount of more than 20% of the total capital contribution by all partners of the Partnership, (e) extending the exit period of the Partnership, and (f) discussing any matters concerning the application of investment income from the disposal of investment projects for revolving investment purpose during the remaining period of the investment period of less than six months.

The Partnership shall establish an investment decision committee comprising eight members to be appointed by China Life Jinshi. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership and its exit from investment projects.

Investment Targets and Restriction

The Partnership will primarily invest in financial assets and related assets in the inclusive financing sector.

Unless approved by the investment advisory committee in writing, the accumulated amount of investment to be made by the Partnership in any single project shall not exceed 20% of the total capital contribution by all partners of the Partnership.

Profit Distribution

The distributable profits of the Partnership shall be distributed in the following order:

(a)	the profits shall be distributed to all the Limited Partners, until each of them has recovered its paid-in capital contribution;

(b)	the balance (if any) shall be distributed to the General Partner, until the General Partner has recovered its paid-in capital contribution;

(c)

the balance (if any) shall be distributed to all the Limited Partners, until each of them has obtained the profits calculated at an annual internal rate of return of 8% in respect of its paid-in capital contribution;

(d)

the balance (if any) shall be distributed to the General Partner, until the General Partner has obtained the profits calculated at an annual internal rate of return of 8% in respect of its paid-up capital contribution;

(e)

the balance (if any) shall be distributed between the General Partner and the Limited Partners at the ratio of 10:90, until each of the Limited Partners has obtained, on a cumulative basis, the profits calculated at an annual internal rate of return of 10% in respect of its paid-in capital contribution;

(f)	any balance (if any) shall be distributed between the General Partner and the Limited Partners at the ratio of 20:80.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will primarily invest in financial assets and related assets in the inclusive financing sector. The inclusive financing sector is an investment area that has a high degree of decentralization and great flexibility in pricing, possesses the feature of weak relation to economic cycle and can bring satisfactory risk-adjusted investment income. Through the Transaction, the Company can expand the channels for application of funds and improve its portfolio structure by bringing into full play the advantages of insurance funds such as long-term stability and moderate costs, which thus creates a positive interaction with and offers support to other investment segments.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the potential impact of the changes in macro-control policy, financial and taxation policy, industrial policy, laws and regulations, as well as the changes in economic cycle and competitive landscape of regional markets on the value of any projects invested by the Partnership, and (b) the operating risk arising from the management and operation by the General Partner and the manager of the assets of the Partnership.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLP&C and China Life Jinshi is a connected person of the Company. Guangzhou Jinhui is a wholly-owned subsidiary of China Life Jinshi, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Jinshi, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLP&C is a non-wholly owned subsidiary of CLIC, and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

China Life Jinshi is an indirect wholly-owned subsidiary of CLIC, with a registered capital of RMB200 million. China Life Jinshi obtained the qualification of private equity fund manager from the Asset Management Association of China in April 2018, and received the Notice for the Registration of Insurance Private Equity Funds in January 2020, thus qualifying as an insurance private equity fund manager. China Life Jinshi is a platform for professional investment and management of funds within CLIC for the special opportunity and inclusive financing sector.

Guangzhou Jinhui is a wholly-owned subsidiary of China Life Jinshi, with a registered capital of RMB10 million, and its scope of business includes investment consultation services, project investment (excluding licensed operating projects) and investment with self-owned funds.

Guangzhou Xinyue is a follow-up investment platform for employees of China Life Jinshi, with a registered capital of RMB1.01 million. The general partner of Guangzhou Xinyue is a wholly-owned subsidiary of China Life Jinshi, and its limited partnership interests are held by the employees of China Life Jinshi.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Jinshi”	國壽金石資產管理有限公司 (China Life Jinshi Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中 國 人 壽 保 險（ 集 團 ）公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being Guangzhou Jinhui

“Guangzhou Jinhui”	廣州金惠產業投資有限公司 ( Guangzhou Jinhui Industry Investment Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Jinshi

“Guangzhou Xinyue”	廣州鑫悅產業投資合夥企 業（有限 合 夥）(Guangzhou Xinyue Industry Investment Partnership (Limited Partnership)), a limited partnership established under the laws of the PRC

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner(s)”	the partner(s) in the Partnership with limited liability up to the amount of their respective capital contributions under the Partnership Agreement, being the Company, CLP&C and Guangzhou Xinyue

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”

廣 州 鑫 成 產 業 投 資 基 金 合 夥 企 業（ 有 限 合 夥 ）(Guangzhou Xincheng Industry Investment Fund Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by the Company, CLP&C and Guangzhou Xinyue (each as a Limited Partner) with Guangzhou Jinhui (as the General Partner) in respect of the Transaction

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 26 August 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie